FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2019

 UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ R SOTAMAA
BY R SOTAMAA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 02 May, 2019

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 02 May 2019
AGM Statement

Exhibit 99

UNILEVER PLC

ANNUAL GENERAL MEETING

ALL RESOLUTIONS APPROVED

Unilever PLC shareholders today approved all resolutions put to the 2019 Annual General Meeting in Leatherhead. Voting was by poll on each resolution and the results are set out below.

BOARD APPOINTMENTS

The following directors stood for re-election and were duly re-elected by the shareholders of Unilever PLC:
Nils Andersen, Laura Cha, Vittorio Colao, Marijn Dekkers, Judith Hartmann, Andrea Jung, Mary Ma, Strive Masiyiwa, Youngme Moon, Graeme Pitkethly, John Rishton and Feike Sijbesma.

Alan Jope and Susan Kilsby were proposed for election for the first time and were duly elected by the shareholders of Unilever PLC. Susan Kilsby's appointment will take effect from 1 August 2019.

POLL RESULTS - ANNUAL GENERAL MEETING 2 MAY 2019

	TOTAL VOTES FOR	%	TOTAL VOTES AGAINST	%	TOTAL VOTES CAST	% OF SHARE CAPITAL VALIDLY CAST VOTED FOR AND AGAINST	VOTES WITHHELD
1. To receive the Report and Accounts for the year ended 31 December 2018	858,831,215	99.34	5,739,348	0.66	864,570,563	73.99%	1,914,082
2. To approve the Directors' Remuneration Report	818,402,509	95.62	37,494,360	4.38	855,896,869	73.25%	10,581,922
3. To re-elect Mr N S Andersen as a Director	857,679,790	99.76	2,072,349	0.24	859,752,139	73.58%	6,733,700
4. To re-elect Mrs L M Cha as a Director	861,834,871	99.63	3,232,140	0.37	865,067,011	74.03%	1,418,830
5.To re-elect Mr V Colao as a Director	835,784,082	98.11	16,126,019	1.89	851,910,101	72.90%	14,575,618
6. To re-elect Dr M Dekkers as a Director	836,388,257	96.69	28,665,243	3.31	865,053,500	74.03%	1,432,239
7.To re-elect Dr J Hartmann as a Director	839,769,945	97.08	25,275,506	2.92	865,045,451	74.03%	1,440,388
8. To re-elect Ms A Jung as a Director	851,049,037	98.44	13,518,783	1.56	864,567,820	73.99%	1,916,848
9. To re-elect Ms M Ma as a Director	855,097,363	98.85	9,979,431	1.15	865,076,794	74.03%	1,409,047
10. To re-elect Mr S Masiyiwa as a Director	863,812,183	99.86	1,210,425	0.14	865,022,608	74.03%	1,458,474
11. To re-elect Professor Y Moon as a Director	823,830,231	95.24	41,209,050	4.76	865,039,281	74.03%	1,446,559
12.To re-elect Mr G Pitkethly as a Director	862,903,261	99.75	2,164,902	0.25	865,068,163	74.03%	1,417,677
13. To re-elect Mr J Rishton as a Director	861,272,884	99.57	3,751,974	0.43	865,024,858	74.03%	1,461,291
14. To re-elect Mr F Sijbesma as a Director	855,703,530	99.52	4,136,808	0.48	859,840,338	73.58%	6,645,902
15. To elect Mr A Jope as a Director	864,230,882	99.90	827,747	0.10	865,058,629	74.03%	1,427,612
16. To elect Mrs S Kilsby as a Director	847,762,740	98.01	17,197,292	1.99	864,960,032	74.02%	1,425,225
17. To reappoint KPMG LLP as Auditors of the Company	863,687,004	99.84	1,404,818	0.16	865,091,822	74.03%	1,394,276
18. To authorise the Directors to fix the remuneration of the Auditor	863,361,265	99.80	1,713,573	0.20	865,074,838	74.03%	1,410,741
19. To authorise Political Donations and Expenditure	855,380,824	99.33	5,785,978	0.67	861,166,802	73.70%	5,308,668
20. To renew the authority to Directors to issue shares	856,934,317	99.04	8,305,531	0.96	865,239,848	74.05%	1,243,624
21. To renew the authority to Directors to disapply pre-emption rights	863,184,976	99.80	1,743,721	0.20	864,928,697	74.02%	1,557,055
22. To renew the authority to Directors to disapply pre-emption rights for the purposes of acquisitions or capital investments	843,552,366	97.52	21,441,372	2.48	864,993,738	74.02%	1,492,863
23. To renew the authority to the Company to purchase its own shares	856,536,699	99.03	8,352,437	0.97	864,889,136	74.02%	1,597,955
24. To shorten the Notice period for General Meetings	797,814,612	92.76	62,237,907	7.24	860,052,519	73.60%	6,430,222

NOTES:
- The 'For' vote includes votes given at the Chairman's discretion and details of proxy votes cast are included to in the table above.
- The total number of Unilever PLC Ordinary shares with voting rights in issue at 10.30am on Thursday 2 May 2019 was 1,168,530,650. Unilever PLC does not hold any shares in treasury.

A 'Vote withheld' is not a vote in law and will not be counted in the calculation of the proportion of the votes 'for' and 'against' a resolution.

In accordance with Listing Rule 9.6.2 copies of all the resolutions passed, other than ordinary business, will be submitted to and available for inspection at the National Storage Mechanism and will shortly be available for inspection at: http://www.morningstar.co.uk/uk/NSM. A copy of the resolutions can also be found in the Chairman's Letter and Notice of Meeting which is available on our website: www.unilever.com/AGM

2 May 2019

Safe Harbour:

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the 'Group'). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth including to plastic packaging; the effect of climate change on Unilever's business; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters.

These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2018 and the Unilever Annual Report and Accounts 2018.